Exhibit 99.2

September 29, 2026

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	Almonty Industries Inc. (the “Company”) Change of Auditor of Reporting Issuer

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated September 29, 2026, delivered to us by the Company in respect of the change of auditor of the Company.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by Zeifmans LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with the statements in the Notice concerning Zeifmans LLP.

I trust the foregoing is satisfactory. Yours very truly,

ZEIFMANS LLP

cc:	Board of Directors of Almonty Industries Inc.